SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Embarcadero Technologies, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

290787100
(CUSIP Number)

Robert L. Chapman, Jr.
Chapman Capital L.L.C.
222 N. Sepulveda Blvd.
El Segundo, CA 90245
(310) 662-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 290787100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Activist Partners Master Fund, Ltd. - 98-0486684
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,555,344 Common Shares
9 SOLE DISPOSITIVE POWER

1,555,344 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,555,344 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 290787100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Partners II Master Fund, Ltd. - 98-0486687
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

867,512 Common Shares
9 SOLE DISPOSITIVE POWER

867,512 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
867,512 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 290787100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chapman Capital L.L.C. - 52-1961967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

2,422,856 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

2,422,856 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,422,856 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

SCHEDULE 13D CUSIP No. 290787100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert L. Chapman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

2,422,856 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

2,422,856 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,422,856 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

INTRODUCTION

This Schedule 13D is being filed on behalf of Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies (collectively, "the Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with the Funds and Chapman Capital, the "Reporting Persons").  This Schedule 13D Filing relates to the common stock, $.001 par value per share, of Embarcadero Technologies, Inc., a Delaware corporation (the “Issuer” or "Company").  Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company.  Chapman Capital is the investment manager and adviser to the Funds.  The Funds directly own the Common Stock to which this Schedule 13D Filing relates and over which Chapman Capital may be deemed to have control by virtue of the authority granted by the Funds to vote and to dispose of securities held by the Funds, including the Common Stock.

ITEM 1. Security and Issuer

This Schedule 13D filing relates to the Common Stock of the Company.  The address of the principal executive offices of the Company is 100 California Street, Suite 1200, San Francisco, CA 94111.

ITEM 2. Identity and Background

(a)   This statement is being filed by the Reporting Persons.

(b)   The address of the principal business and principal office of the Funds, Chapman Capital and Mr. Chapman is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

(c)   The Fund’s present principal business is investing in marketable securities.  Chapman Capital's present principal business is serving as the Investment Manager of the Funds.  Mr. Chapman's principal occupation is serving as Managing Member of Chapman Capital.

(d)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Chapman is a citizen of the United States.

 ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by Chap-Cap Partners II Master Fund, Ltd., to purchase the 867,512 Common Shares reported hereunder was $5,270,656 (including brokerage commissions).  All of such funds were derived from working capital.

The total amount of funds used by Chap-Cap Activist Partners Master Fund, Ltd., to purchase the 1,555,344 Common Shares reported hereunder was $9,691,348 (including brokerage commissions).  All of such funds were derived from working capital.

 ITEM 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Company beneficially owned by The Funds was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions.  However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.  The reasons for the Reporting Persons’ past or prospective acquisition or disposal of all or a portion of the Common Stock now or once owned, or hereinafter acquired, may include, without limitation, the implementation of risk management procedures that involve the purchase or sale of Common Stock into depreciating or appreciating market conditions, respectively.  Parties that purchase or sell Common Stock following the filing of this Original Schedule 13D may be purchasing or selling Common Stock that is being sold or acquired by the Reporting Persons, respectively.

The Reporting Persons are engaged in the investment business.  In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Company, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  From time to time, Chapman Capital may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

In August 2006, Chapman Capital initiated research into the suitability of the Funds making an investment in the Common Stock of the Issuer. Following several weeks of due diligence using publicly available information, Chapman Capital determined that the Issuer was a prime candidate for a going private transaction given that operating expenses (i.e., R&D and SG&A) historically had consumed over 85% of the Issuer’s gross profit, due in part to the Issuer’s mere $15 million/quarter revenue run-rate. Furthermore, Chapman Capital came to believe that the relative stability of the Issuer’s estimated $60 million in annual software license and maintenance revenue facilitated a leveraged capital structure such as that typically utilized by leading private equity investment partnerships.  In advance of making its initial purchases of Common Stock, in mid-August 2006, Mr. Chapman made several telephone calls to senior management of the Issuer to convey and check such conclusions; however, Chapman Capital has no record of any return phone calls being received.

On September 7, 2006, the Issuer announced that it had entered into a definitive agreement to be acquired by an affiliate of Thoma Cressey Equity Partners (“Thoma Cressey”) in a cash transaction valued at $8.38 per share of Common Stock. On such date, the Issuer stated , “After a review of our strategic alternatives by our board, we concluded that entering into an agreement with Thoma Cressey Partners to take the company private represents the best alternative available to our stockholders at this time.” As the market value of the Common Stock resultantly appreciated to a price in excess of $8.00/share, Chapman Capital determined to terminate its interest in directing the Funds to acquire a significant ownership stake in the Issuer.

In response to the Company’s November 10, 2006, submission to the Securities and Exchange Commission (SEC) of a Notification of Late Filing pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, the Issuer’s Common Stock plummeted as much as 13% to a daily low of $7.21 per share. The Issuer had determined to delay its filing of its Quarterly Report on Form 10-Q for the third quarter ended September 30, 2006, to “enable the Audit Committee of the Company’s Board of Directors to evaluate the Company’s accounting for certain stock option grants made in 2000 and 2001.” Following this development, Chapman Capital reinstituted its research and analysis of the Issuer’s Common Stock. However, on November 30, 2006, Chapman Capital decided to delay any investment by the Funds in the Common Stock of the Issuer following a Form 8-K filing by Chordiant Software, Inc. (“Chordiant”; NASDAQ: CHRDD) in which Chordiant disclosed that its Chairman and Chief Strategy Officer, Mr. Samuel Spadafora, who coincidentally serves as a zero Common Stock-owning director of the Issuer, had his positions severed from Chordiant amid an options backdating scandal at Chordiant itself. As part of a separation agreement signed by both Chordiant and Mr. Spadafora, a) Mr. Spadafora agreed to resign as a director and employee of the Chordiant effective immediately, b) Chordiant agreed to pay Mr. Spadafora a severance payment in the amount of $125,000, c) Mr. Spadafora agreed to sign a release excluding certain indemnification rights, and d) Mr. Spadafora would be allowed to keep his computer, monitor and cell phone. Chapman Capital’s decision to defer having the Funds make an investment in the Common Stock was buttressed by the fact that Mr. Spadafora was now associated with not one but two options backdating scandals, potentially increasing the legal liability associated with this second Spadafora-associated options scandal and consequently causing a prudent investment partnership to terminate an acquisition agreement signed before such risk was known.

On December 18, 2006, the Issuer announced that it and Thoma Cressey had agreed mutually to terminate their pending merger agreement following the developing options backdating scandal. As a result of the approximate 15% resultant decline in the Common Stock to a valuation that appeared to favor upside reward over downside risk, Chapman Capital began to accumulate a significant ownership stake in the Issuer. Over the following several months, various members of Chapman Capital’s research staff, along with Mr. Chapman, have contacted various individual and institutional past and present owners of the Issuer in order to survey their views of, and background with, the Issuer. By February 28, 2007, Chapman Capital’s research led to the conclusion that there was virtually unanimous sentiment amongst the Issuer's ownership that the most suitable strategic course of action for the Issuer was to resume the auction process conducted by Morgan Stanley & Co., as compared to the arguably higher risk spend-for-growth strategy that has crippled numerous sub-$100 million technology companies in the past. As a result, on February 28, 2007, the Funds purchased sufficient shares of Common Stock such that their combined ownership stake in the Issuer surpassed the 5% threshold.

Throughout March 2007, Chapman Capital continued to contact various individual and institutional past and present owners of the Issuer in order to survey their views of, and background with, the Issuer. Particularly in light of the Issuer’s February 16, 2007, disclosure regarding the Issuer’s ongoing NASDAQ delisting risk, declining license revenue, and option-scandal related inability to announce full earnings results for the fourth quarter ended December 31, 2006, the Issuer’s ownership base conveyed a uniform desire for the Issuer’s Common Stock value to be maximized through a change-of-control transaction. Certain owners of the Issuer conveyed heightened concern over a potentially unacceptable corporate governance that could result from having Mr. Spadafora serve as Interim co-CEO (via the Issuer’s Management Oversight Committee) given the developments that led to his severance as Chairman and Chief Strategy Officer of Chordiant.

On March 6, 2007, Mr. Chapman initiated contact with the Board of Directors (“the Board”) of the Issuer, including Mr. Gary E. Haroian (now a “career director” with board memberships at Aspen Technology, Inc., Lightbridge Inc., Network Engines, Inc., and Phase Forward Inc.), Mr. Samuel T. Spadafora (aforementioned severed Chairman of Chordiant), Mr. Frank M. Polestra (retired partner of Ascent Venture Partners and current director of Network Engines, Inc.), Mr. Michael J. Roberts (Executive Director, Harvard Business School) and Dr. Timothy C. K. Chou (formerly employed by Oracle Corporation; current employment unknown). In addition, Mr. Chapman made contact with Mr. Michael B. Shahbazian, the Issuer’s Chief Financial Officer. In all communications with the Board and Mr. Shahbazian, Mr. Chapman strongly conveyed the views of Chapman Capital and also various individual and institutional past and present owners of the Issuer. Mr. Chapman communicated Chapman Capital’s expectation that the Board’s failure to consummate a merger transaction in the near future would result in the Board being replaced by the Issuer’s owners, particularly in light of the Board’s ownership of zero shares of the Issuer.

On March 7, 2007, Mr. Chapman communicated to Thomas Cressey Chapman Capital's intention to file a Schedule 13D related to the Issuer with the SEC.

On March 7, 2007, Mr. Chapman communicated to Mr. Shahbazian that the Board’s failure to announce a definitive merger agreement no later than March 30, 2007, would result in the filing by the Reporting Persons of an amended Schedule 13D, which should be expected to include as an exhibit a letter to the Board making public the results of Chapman Capital’s recently-accelerated investigation into the Board and management of the Issuer.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of such members may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

 ITEM 5. Interests in Securities of the Company

(a)   Together, the Reporting Persons beneficially own a total of 2,422,856 shares of Common Stock constituting 9.3% of all of the outstanding shares of Common Stock.

(b)   The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

(c)   The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Chap-Cap Partners II Master Fund, Ltd.

Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
01/08/07	Common Shares	9,788	$ 6.12
01/09/07	Common Shares	2,700	$ 6.12
01/09/07	Common Shares	26,812	$ 6.11
01/10/07	Common Shares	400	$ 6.12
01/10/07	Common Shares	22,412	$ 6.12
01/11/07	Common Shares	21,900	$ 6.10
01/12/07	Common Shares	142,600	$ 6.12
01/22/07	Common Shares	1,300	$ 6.22
03/01/07	Common Shares	39,400	$ 6.17
03/01/07	Common Shares	600	$ 6.13
03/01/07	Common Shares	11,300	$ 6.16
03/02/07	Common Shares	24,800	$ 6.18
03/05/07	Common Shares	7,743	$ 6.20
03/05/07	Common Shares	(500)	$ 6.19
03/06/07	Common Shares	500	$ 6.27
03/06/07	Common Shares	70,000	$ 6.24
03/06/07	Common Shares	847	$ 6.23

Chap-Cap Activist Partners Master Fund, Ltd.

Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
01/16/07	Common Shares	2,500	$ 6.17
01/17/07	Common Shares	6,985	$ 6.17
01/18/07	Common Shares	29,200	$ 6.19
01/19/07	Common Shares	9,715	$ 6.19
01/22/07	Common Shares	1,343	$ 6.22
01/23/07	Common Shares	14,088	$ 6.23
01/24/07	Common Shares	10,674	$ 6.23
01/25/07	Common Shares	43,322	$ 6.23
01/26/07	Common Shares	59,973	$ 6.17
01/29/07	Common Shares	32,800	$ 6.29
01/30/07	Common Shares	12,500	$ 6.31
01/31/07	Common Shares	9,474	$ 6.27
01/31/07	Common Shares	127,800	$ 6.28
02/01/07	Common Shares	22,524	$ 6.29
02/02/07	Common Shares	10,477	$ 6.30
02/05/07	Common Shares	37,365	$ 6.35
02/06/07	Common Shares	55,790	$ 6.35
02/06/07	Common Shares	7,100	$ 6.34
02/07/07	Common Shares	100	$ 6.35
02/08/07	Common Shares	40,600	$ 6.36
02/09/07	Common Shares	1,800	$ 6.37
02/12/07	Common Shares	6,870	$ 6.37
02/13/07	Common Shares	31,278	$ 6.37
02/14/07	Common Shares	7,000	$ 6.37
02/15/07	Common Shares	5,900	$ 6.37
02/20/07	Common Shares	(2,500)	$ 6.12
02/20/07	Common Shares	(6,985)	$ 6.12
02/20/07	Common Shares	(515)	$ 6.12
02/27/07	Common Shares	(8,880)	$ 6.03
02/28/07	Common Shares	100,000	$ 6.07
02/28/07	Common Shares	46,314	$ 6.04
02/28/07	Common Shares	(10,500)	$ 6.06
03/01/07	Common Shares	118,100	$ 6.17
03/01/07	Common Shares	1,600	$ 6.13
03/01/07	Common Shares	10,600	$ 6.16
03/02/07	Common Shares	23,332	$ 6.18
03/05/07	Common Shares	70,000	$ 6.20
03/05/07	Common Shares	(4,500)	$ 6.19
03/06/07	Common Shares	4,500	$ 6.27
03/06/07	Common Shares	630,000	$ 6.24
03/06/07	Common Shares	7,600	$ 6.23

The above transactions were effected by the Reporting Persons on the NASDAQ National Market.

Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d)   Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not applicable.

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated March 7, 2007 among Chap-Cap Partners II Master Fund, Ltd., Chap-Cap Activist Partners Master Fund, Ltd., Chapman Capital L.L.C., and Robert L. Chapman, Jr.

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2007	Chap-Cap Partners II Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: March 7, 2007	Chap-Cap Activist Partners Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: March 7, 2007	CHAPMAN CAPITAL L.L.C.

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: March 7, 2007	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Embarcadero Technologies, Inc. dated March 7, 2007, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: March 7, 2007

CHAP-CAP PARTNERS II MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAP-CAP ACTIVIST PARTNERS MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAPMAN CAPITAL L.L.C.

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.